                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                _______________

                                 SCHEDULE TO/A

                       AMENDMENT NO. 3 - FINAL AMENDMENT

                                (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                _______________

                             THERMO FIBERGEN INC.
                      (Name of Subject Company) (Issuer)

                              ___________________

                             THERMO FIBERGEN INC.
                       (Name of Filing Person) (Offeror)

                                  KADANT INC.
              (Name of Filing Person) (Parent Company of Offeror)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                               CUSIP 88355U 10 9
                     (CUSIP Number of Class of Securities)

                            Sandra L. Lambert, Esq.
                        General Counsel and  Secretary
                             Thermo Fibergen Inc.
                               245 Winter Street
                         Waltham, Massachusetts 02451
                                (781) 370-1650

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                with a copy to:

                             Megan N. Gates, Esq.
              Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                             One Financial Center
                          Boston, Massachusetts 02111
                                (617) 542-6000

                                _______________

                           CALCULATION OF FILING FEE

Transaction Valuation (1):    $25,513,374.75
Amount of Filing Fee (2):     $5,103
_____________________

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.


[X] Check the box if any part of the fee is offset as provided by Rule 0-
    11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:             $5,103
    Form or Registration No.:           Schedule TO
    Filing Party:                       Thermo Fibergen Inc.
    Date Filed:                         August 27, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [ ] third-party tender offer subject to Rule 14d-1.

    [X] issuer tender offer subject to Rule 13e-4.

    [X] going-private transaction subject to Rule 13e-3.

    [ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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   This Amendment No. 3 amends and supplements the Tender Offer Statement and
Rule 13e-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission (as amended, the "Schedule TO"), relating to the obligation (the "Offer") of Thermo Fibergen Inc., a Delaware corporation (the "Company"), to redeem up to 2,001,049 shares of its Common Stock, par value $0.01 per share (the "Shares"), from holders of its Common Stock Redemption Rights (the "Redemption Rights"). The Company issued the Redemption Rights as units with its Common Stock at the time of its initial public offering in 1996. Each Redemption Right entitled the holder to surrender for redemption, from September 1, 2001 until 5:00 p.m., New York City time, on October 11, 2001, one Share for each Redemption Right exercised for a redemption price of $12.75 net to the surrendering holder in cash, without interest thereon, upon the terms and subject to the conditions set forth herein and in the certificates representing the Redemption Rights. This Amendment No. 3 is the final amendment to the Schedule TO.

ITEMS 1 THROUGH 9 AND ITEMS 11 AND 13.

   Items 1 through 9 and Items 11 and 13 of the Schedule TO are hereby amended and supplemented by adding thereto the following:

   The Final Exercise Period expired at 5:00 p.m., New York City time, on October 11, 2001. A total of 1,030,562 Shares was surrendered for redemption during the Final Exercise Period, leaving 10,522,087 Shares outstanding, of which 114,487 Shares are held by stockholders other than Kadant.

ITEM 12. EXHIBITS.

   Item 12 of the Schedule TO is hereby amended by adding thereto the following:

   (a)(6) Press Release issued by Thermo Fibergen on October 12, 2001.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   THERMO FIBERGEN INC.



                                   By: /s/ Jonathan W. Painter
                                     ---------------------------
                                   Name: Jonathan W. Painter
                                   Title: President and Chief Executive Officer


                                   KADANT INC.



                                   By: /s/ Jonathan W. Painter
                                     ---------------------------
                                   Name: Jonathan W. Painter
                                   Title: Executive Vice President

Date: October 15, 2001

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                                 EXHIBIT INDEX

EXHIBIT                          DESCRIPTION
-------                          -----------

12(a)(1)*        Notice, dated July 23, 2001, of pending commencement of
                 redemption period (filed with Thermo Fibergen's Tender Offer
                 Statement on Schedule TO-C [File No. 005-51361] and incorporated herein by reference).

12(a)(2)*        Form of Redemption Right Certificate (filed as Exhibit 4.4 to
                 Thermo Fibergen's Registration Statement on Form S-1 [Reg. No.
                 333-07585] and incorporated herein by reference).

12(a)(3)*        Form of letter to brokers, dealers and other financial
                 intermediaries.

12(a)(4)*        Form of letter to clients of brokers, dealers and financial intermediaries.

12(a)(5)*        Press Release dated September 24, 2001.

12(a)(6)         Press Release dated October 12, 2001.

12(b)*           Promissory Note dated August 24, 2001.

12(d)(1)*        Form of Guarantee of Thermo Electron (filed as Exhibit 4.1 to
                 Thermo Fibergen's Registration Statement on Form S-1 [Reg. No.
                 333-07585] and incorporated herein by reference).

12(d)(2)*        Plan and Agreement of Distribution, dated as of August 3, 2001, by and between Thermo Electron and Kadant (filed as Exhibit
                 99.3 to Kadant's Current Report on Form 8-K filed on August 6,
                 2001 [File No. 001-11406] and incorporated herein by reference).

12(d)(3)*        Amended and Restated Master Cash Management, Guarantee
                 Reimbursement, and Loan Agreement, dated as of June 1, 1999, by and between Thermo Electron and Thermo Fibergen (filed as
                 Exhibit 10.1 to Thermo Fibergen's Quarterly Report on Form 10-Q for the quarter ended July 3, 1999 [File No. 1-12137] and incorporated herein by reference).

_____________________________
* Previously filed.